

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2013

Via E-mail
Sara E. Epstein
Senior Counsel
BlueLinx Holdings Inc.
4300 Wildwood Parkway
Atlanta, GA 30339

>   **Re: BlueLinx Holdings Inc.**
>   **Registration Statement on Form S-1**
>   **Filed January 10, 2013**
>   **File No. 333-185949**

Dear Ms. Epstein:

We have reviewed your supplemental response dated February 14, 2013, and have the following comments.

General

1.   Please update relevant disclosures throughout the registration statement to reflect your December 29, 2012 year-end results. In this regard, we note the filing on February 20, 2013 of your annual report on Form 10-K.

Exhibit 5.1 Form of Opinion of Troutman Sanders LLP

2.   Since the terms of the rights offering are set forth in the registration statement and in the rights certificate filed as Exhibit 4.8 therewith, please have counsel revise paragraphs numeral (1) and (2) of its opinion to state, among other things, that the rights and the shares of common stock will be issued in accordance with the registration statement and any applicable subscription certificate.

Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or, in her absence, Era Anagnosti, Staff Attorney, at 202-551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: David W. Ghegan, Esq. (via e-mail)